Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report as per March 31, 2025 – A Solid Situation
Thursday, May 29, 2025
NINETY DAY PERIODS OFFER A SHORT-TERM SNAPSHOT OF A COMPANY. HOWEVER, A MEANINGFUL ANALYSIS MUST CONTAIN A BIGGER, LONGER-TERM PICTURE. THE DIRECTION OF NAT IS UNQUESTIONABLY UPWARDS AND WE CREATE ROOM FOR PROFITABLE GROWTH. WHATEVER WE DO, DIVIDENDS REMAIN AN IMPORTANT OBJECTIVE.
HIGHLIGHTS:
1.
THE DIVIDEND FOR THE FIRST QUARTER IS 7 CENTS ($0.07) PER SHARE. THIS IS OUR 111TH CONSECUTIVE QUARTERLY CASH DIVIDEND. THE DIVIDEND IS PAYABLE JUNE 26, 2025, TO SHAREHOLDER ON RECORD AS OF JUNE 12, 2025.

2.
DURING THE FIRST FIVE MONTHS OF 2025 WE HAVE ACQUIRED TWO 2016-BUILT VESSELS FOR A COMBINED PRICE OF $132 MILLION AND SOLD TWO OF OUR 2003-4 BUILT VESSELS FOR A COMBINED PRICE OF $45 MILLION. OUR CASH POSITION PER MARCH 31ST 2025 WAS $103 MILLION.

3.
INCREASED PRESSURE ON SANCTIONED OIL TRADES OR AGREEMENTS WITH SANCTIONED NATIONS, COMBINED WITH INCREASED OPEC VOLUMES, WILL INCREASE DEMAND FOR OUR SHIPS. THE SO CALLED “SHADOW FLEET” IS PUSHED FURTHER INTO THE DARKNESS. THIS IS GOOD FOR NAT.

4.
THE AVERAGE TIME CHARTER EQUIVALENT (TCE) FOR THE NAT TIME CHARTER AND SPOT FLEET FOR THE FIRST QUARTER OF 2025 CAME IN AT $24,714 PER DAY PER SHIP. THE OPERATING COSTS ARE $9,000 PER UNIT. TOGETHER WITH THE SALE OF “NORDIC APOLLO”, THIS GAVE A NET RESULT OF $4.2 MILLION FOR THE FIRST QUARTER 2025.

5.	THANKS TO CAREFUL VOYAGE PLANNING AND ADJUSTMENT OF SPEED, WE CONTINUE TO REDUCE EMISSIONS OF OUR VESSELS.
6.	THE TOP QUALITY OF THE NAT VESSELS IS PROVEN BY THE VETTING PERFORMANCE UNDERTAKEN BY THE MAJOR OIL COMPANIES.
SINCERELY,
HERBJØRN HANSSON
FOUNDER, CHAIRMAN & CEO
NORDIC AMERICAN TANKERS LTD

Our Fleet
As of March 31, 2025, our fleet consisted of 19 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet and the vast majority of our ships are built in South Korea.
A few days after the first quarter, on April 4th, we took delivery of the 2016-built suezmax tanker, now named “Nordic Galaxy”. On April 28th we took delivery of the sister vessels, the “Nordic Moon” also 2016-built from the same South Korean yard, Sungdong. The purchase price was $66 million for each unit and both vessels were financed with 50% lease financing.
As previously advised, we have sold the 2003-built “Nordic Apollo” and the vessel was delivered to its new owners on February 26, 2025. We have also agreed to sell the 2004-built “Nordic Castor” and the buyers plan to take delivery of the ship during June 2025. The combined price for these vessels was about $45 million. These two vessels were a part of the seven ships that previously was financed through CLMG/Beal Bank. Since the refinancing on February 6, 2025, these vessels are no longer collateralized.
After these transactions our fleet will count 20 suezmax tankers.
We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality and maintenance of our fleet.
NAT has one of the largest fleets of Suezmax tankers in the world. In a capital-intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.
Results for the first quarter of 2025
The first quarter of 2025 produced a Net income of $4.2 million, or an EPS of $0.02. The net income included a book profit for the sale of “Nordic Apollo”, of $9.5 million.
The average time charter equivalent (TCE) for our fleet during the first quarter of 2025 came in at $24,714 per day per ship. This number is on a discharge-to-discharge basis. We currently have fourteen of our twenty vessels in the spot market.
For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to tables on page 5 and 6 of this press release.
Financing
Our Net Debt (total liabilities less current assets) stood at $210.3 million, which equals $11.1 million per ship based on 19 vessels, as of March 31, 2025.
The details of our two financing arrangements are as follows;
1)
On February 6, 2025, we signed a new agreement with CLMG/Beal Bank for a five-year Senior Secured Credit agreement with improved main terms. The amended and restated facility was for a $150 million loan secured by 7 suezmax tankers, releasing 7 other vessels from the collateral. The proceeds were used to settle the remaining $72 million of the old facility and the balance improved our cash liquidity with 78 million. The total outstanding balance to CLMG/Beal Bank, was $148.8 million as of March 31, 2025, including current portion of the debt.

2)
The 6 vessels financed through Ocean Yield had as of March 31, 2025, a total outstanding balance of $194.3 million, including current portion of the debt. We have after the end of the quarter taken delivery of the two 2016-built acquisitions “Nordic Galaxy” and “Nordic Moon”. Both vessels were financed 50% through Ocean Yield. After the first quarter we also re-financed all three of the 2018-built vessels with Ocean Yield, at generally improved terms, for a total of $120 million. The financing will be effective from the end of May 2025, reversing the declared purchase options. The refinancing provides us with improved cash liquidity of $45 million. We now have a total of 8 vessels financed with Ocean Yield.

Current portion of long-term debt is now $76.1 million net of transaction costs. $20.7 million is related to the Ocean Yield financing and $7.4 million is related to the Beal/CLMG financing. An amount of $48.0 million pertains to the reclassification of long-term debt by Ocean Yield, associated with the declaration of the purchase options during the first quarter of “Nordic Aquarius” and “Nordic Cygnus”.
Since our F-3 registration statement expired on February 14, 2025, we cancelled the old ATM with $17.2 million remaining capacity. On March 11, 2025, we filed a new F-3 registration statement and a new $60 million ATM. The F-3 registration statement and the prospectus supplement were made effective on March 31, 2025. We have not utilized any ATM offering in 2025 and have no plans to do so.
For the first quarter of 2025 a cash dividend of 7 cent ($0.07) per share has been declared. This is our 111th consecutive quarterly dividend declaration.
Payment of the dividend will be on June 26, 2025, to shareholders of record on June 12, 2025.
World Economy and the Tanker Market
There is no shortage of geopolitical uncertainty, but we continue to see high demand for oil and oil transportation. OPEC starting to increase their oil production is an important trend that is very favorable for the tanker market going forward. The same is the carrot and stick approach by the US towards sanctioned oil producers like Russia and Iran, with increased pressure in the sanctioned trade, pushing more business into the compliant oil trade. Should a deal be reached with these countries, this could make a large proportion of the shadow fleet obsolete. These are interesting dynamics for the NAT oil tankers. Seasonal variations will occur, but as we have seen so far, these last years, the trend supports future earnings at higher levels than in the past.
NAT in particular stands to benefit from the fact that the supply of Suezmax tankers is not excessive in a historic perspective. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships quite challenging.
The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 588 vessels as of March 31, 2025.
The 1st quarter 2025 saw the orderbook for new Suezmax tankers developing more or less flat with 97 vessels to be delivered over the next 4 years. To put this in perspective, before then end of 2027, there are 153 conventional suezmax tankers of 20 years of age, or older. Between today and the end of 2027, 89 new vessels will be delivered into the world suezmax fleet.
The world suezmax fleet will see 26 new vessels added to the fleet in 2025, 34 in 2026, 33 in 2027 and still only 4 new build orders are booked for 2028.
The available shipyard capacity for large oil tankers is low and leaving limited capacity to build additional Suezmax tankers with quality yards on this side of 2027.
All the above is good news for the short- and long-term outlook for our tankers. It is anticipated that the tanker markets will continue strong in the coming years.

The supply of tanker tonnage is inelastic in the short term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.
Corporate Governance/Conflict of Interests
It is vital to ensure that there is no conflict of interest among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.
Strategy Going Forward
The NAT strategy is built on expanding and maintaining a homogenous and top-quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.
We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.
In an improved market, higher dividends can be expected.
Our fleet of 19 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.
* * * * *

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Twelve Months Ended
	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024	Dec. 31, 2024
Amounts in USD '000

Net Voyage Revenue	37,945	46,389	60,572	225,096

Vessel Operating Expenses	(16,503)	(14,708)	(15,519)	(62,809)
Depreciation Expenses	(13,246)	(13,870)	(14,136)	(56,151)
General and Administrative Expenses	(6,848)	(9,056)	(7,854)	(28,825)
Gain on Disposal of Vessel	9,504	0	0	0
Operating Expenses	(27,093)	(37,634)	(37,509)	(147,785)

Net Operating Income	10,852	8,755	23,063	77,311

Interest Income	489	130	187	731
Interest Expense	(7,359)	(7,097)	(8,051)	(30,739)
Other Financial Income (Expenses)	264	(493)	(143)	(660)
Total Other Expenses	(6,606)	(7,460)	(8,007)	(30,668)
Net Income	4,246	1,295	15,056	46,643
Basic and Diluted Earnings per Share	0.02	0.01	0.07	0.22
Weighted Average Number of Common Shares Outstanding	211,750,663	210,505,764	208,796,444	209,227,286
Common Shares Outstanding	211,750,663	211,750,663	208,796,444	211,750,663

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)	Mar. 31, 2025	Dec. 31, 2024
Amounts in USD '000

Cash and Cash Equivalents	103,235	39,177
Restricted Cash	0	5,207
Accounts Receivable, Net	16,776	16,223
Prepaid Expenses	5,027	6,227
Inventory	20,779	21,931
Voyages in Progress	6,927	6,570
Other Current Assets	3,607	3,436
Total Current Assets	156,351	98,771
Vessels, Net	707,461	715,273
Other Non-Current Assets	3,454	3,543
Total Non-Current Assets	710,915	718,816
Total Assets	867,266	817,587

Accounts Payable	4,075	4,257
Accrued Voyage Expenses	13,437	12,294
Other Current Liabilities	7,921	13,204
Dividends Payable	0	8,470
Current Portion of Long Term Debt	76,107	21,560
Total Current liabilities	101,540	59,785
Long-Term Debt	264,340	248,144
Other Non-Current Liabilities	802	845
Total Non-current Liabilities	265,142	248,989
Shareholders' Equity	500,584	508,813
Total Liabilities and Shareholders' Equity	867,266	817,587

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Three Months Ended	Twelve Months Ended

Amounts in USD '000	Mar. 31, 2025	Dec. 31, 2024

Net Cash Provided by (Used In) Operating Activities	(849)	124,611

Investment in Vessels	(284)	(870)
Deposit on Vessel Financing	(13,227)	0
Proceeds from Sale of Vessels	23,292	0
Investment in Other Fixed Assets	0	(1,750)
Net Cash Provided By (Used In) Investing Activities	9,781	(2,620)

Proceeds from Issuance of Common Stock	0	8,932
Proceeds from Borrowing Facility	78,445	0
Repayments of Vessel Financing	(5,147)	(20,662)
Repayment of Borrowing Facility	(2,257)	(12,079)
Dividends Distributed	(21,175)	(87,695)
Net Cash Provided By (Used In) Financing Activities	49,866	(111,504)

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	58,798	10,487
Effect of exchange rate changes on Cash	53	536
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	44,384	33,361
Cash, Cash Equivalents and Restricted Cash at End of Period	103,235	44,384
Cash and Cash Equivalents	103,235	39,177
Restricted Cash	0	5,207

NORDIC AMERICAN TANKERS LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve months ended
Amounts in USD '000	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024	Dec. 31, 2024
Voyage Revenue	64,790	74,430	95,288	349,742
Voyage Expense	(26,846)	(28,041)	(34,716)	(124,646)
Net Voyage Revenue (1)	37,945	46,389	60,572	225,096

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024	Dec. 31, 2024
Net Income	4,246	1,295	15,056	46,643
Interest Expense (Income), net	6,870	6,967	7,864	30,008
Depreciation Expense	13,246	13,870	14,136	56,151
EBITDA (2)	24,362	22,132	37,056	132,802
(Gain) on Disposal of Vessel	(9,504)	0	0	0
ADJUSTED EBITDA	14,858	22,132	37,056	132,802

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Earnings before interest, taxes, depreciation and amortization (or EBITDA) is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts:
Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391
Alexander Kihle, Finance Manager
Nordic American Tankers Limited
Tel: +47 91 72 41 71
Web-site: www.nat.bm